Exhibit 8(g)

                              FEE WAIVER AGREEMENT

      THIS FEE WAIVER AGREEMENT (this "Agreement") is entered into as of the ___ day of _______, 2002, by and between Merrill Lynch Principal Protected Trust (the "Trust") on behalf of its series, the Merrill Lynch Basic Value Principal Protected Fund (the "Fund"), and Fund Asset Management, L.P. (the "Investment Adviser"), the investment adviser to the Fund.

                                    RECITALS:

      WHEREAS, the Trust, on behalf of the Fund, and the Investment Adviser are parties to a management agreement (the "Management Agreement"), dated as of _______ ___, 2002, pursuant to which the Investment Adviser is generally entitled to receive monthly compensation at the annual rate of 0.65% of the average daily net assets of the Fund (the "Management Fee") for its services to the Fund;

      WHEREAS, the Investment Adviser desires to waive its Management Fee under the Management Agreement to the extent necessary to keep the Fund's total annual Fund operating expenses below the threshold set forth herein; and

      WHEREAS, shareholders of the Fund will benefit from the waiver by incurring lower fund operating expenses than they would absent such waiver.

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the parties hereto agrees as follows:

      1. Waiver of Management Fee; Duration. The Investment Adviser hereby agrees to waive its Management Fee to the extent necessary to reduce the total annual Fund operating expenses of each of the Class A, Class B, Class C and Class D shares of the Fund, taken separately, to not more than 1.99% of Fund assets. The limit of 1.99% of Fund assets shall be exclusive of any distribution fee and/or service fee that may be payable by any Class of shares. This Agreement has a one-year term and is renewable annually thereafter at the election of the Investment Adviser.

      2. Acknowledgments of Investment Adviser. The Investment Adviser hereby acknowledges that the Trust will rely on this Agreement in preparing a registration statement on Form N-1A relating to the Fund and any amendments and supplements thereto and in accruing the Fund's expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Trust to do so.

      3. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.

      4. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

      IN WITNESS WHEREOF, the Investment Adviser and the Trust have executed this Agreement as of the date and year first written above.

                                       FUND ASSET MANAGEMENT, L.P.

                                       By: Princeton Services, Inc., its General
                                       Partner

                                       By: _____________________________________
                                       Name:
                                       Title:

                                       MERRILL LYNCH PRINCIPAL PROTECTED TRUST, on behalf of its series, the Merrill Lynch Basic Value Principal Protected Fund

                                       By: _____________________________________
                                       Name:
                                       Title:


                                       2